                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No.2 )*


                         The New South Africa Fund, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                          (Title of Class of Securities

                                    64881R101
                                   -----------
                                 (CUSIP Number)

                                  William Marle
              c/o City of London Investment Management Company Ltd
              ----------------------------------------------------
                  10 Eastcheap, London EC3M 1AJ, United Kingdom
                  ---------------------------------------------
                                +44 171 711 0771
                                ----------------
 (Name, Address and Telephone Number of Person Authorised to Receive Notices and
                                 Communications)

                                 28th July, 1998
                                 ---------------
            (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

Note Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                                  SCHEDULE 13D

CUSIP NO.         64881R101

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /.
                                                           (b) / /.


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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS*
         OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   /   /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, USA

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                                7.       SOLE VOTING POWER
                                         177,231
          NUMBER OF
                                -------- ---------------------------------------
            SHARES              8.       SHARED VOTING POWER
         BENEFICIALLY                    0
           OWNED BY
                                -------- ---------------------------------------
             EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                      177,231
            PERSON
                                -------- ---------------------------------------
             WITH               10.      SHARED DISPOSITIVE POWER
                                         0

------------------------------- -------- ---------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         177,231

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
         /   /.

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IC

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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D


ITEM 1                     SECURITY AND ISSUER

Item 1(a).                 Name of Issuer:

                           The New South Africa Fund, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           245 Park Avenue,
                           New York,
                           New York, 10167

Item 1(c)                  Class of Securities

                           Common Stock

ITEM 2                     IDENTITY AND BACKGROUND

Item 2(a).                 Names of Person Filing:

                           The Emerging Markets Country Fund

Item 2(b).                 Address of Principal Business Office

                           10 Eastcheap
                           London EC3M IAJ
                           England

Item 2(c).                 Principal occupation or employment

                           Investment Fund

Item 2(d). Details of criminal convictions within past five years

                           None

Item 2(e). Details of civil proceedings within past five years where judgement was against Person filing

                           None

Item 2(f).                 Citizenship:

                           Delaware, USA

ITEM 3                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           Invested Capital


ITEM 4                     PURPOSE OF TRANSACTION

                           Investment

Item 4(a)                  Plans/Proposals to acquire additional
                           securities/disposal of securities

                           The Emerging Markets Country Fund may from time to time consider other alternatives to its investment in The New South Africa Fund, Inc. ('the Fund') which may result in the acquisition of beneficial ownership of additional shares of the Fund in the open market, in privately negotiated transactions or otherwise, or the disposal of all or part of its holdings of shares of the Fund.

Item 4(b) Planned/Proposed extraordinary corporate transaction involving issuer or its subsidiaries.

                           None

Item 4(c) Planned/Proposed material sale/transfer of assets of issuer or its subsidiaries.

                           None

Item 4(d) Planned/Proposed change to the Board or Management of the issuer

                           The Emerging Markets Country Fund ('EMCF') intends to seek to change the level of investment management fees currently being charged under the investment advisory agreement ('the Advisory Agreement') between The New South Africa Fund, Inc. ('the Fund') and its investment adviser, Fleming International Asset Management Limited ('FIAM'). To facilitate this change, EMCF has submitted a stockholder proposal to the Board of Directors of the Fund for consideration by the Fund's stockholders at the forthcoming special meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto ('the Proxy Statement'). The proposal mandates that the Fund terminate the Advisory Agreement and recommends that the Advisory Agreement be replaced with another investment advisory agreement with FIAM containing identical terms except that the monthly advisory fee will vary as a function of the average discount of the Fund's stock price to its NAV. The proposal has been made by EMCF in response to an invitation by the Fund to stockholders to submit proposals for inclusion in the Proxy Statement, and the Fund has agreed to include EMCF's proposal in the Proxy Statement.

                           See exhibit for details.

Item 4(e) Planned/Proposed material change to the capitalisation/dividend policy of the issuer

                           None

Item 4(f) Planned/Proposed material change to the issuer's business or corporate structure

                           None

Item 4(g) Planned/Proposed changes in the issuer's charter, bylaws, or instruments that may impede the acquisition of control of the issuer by any person

                           None

Item 4(h) Plans/Proposals to cause a class of security of the issuer to be delisted


                           None

Item 4(i) Plans/Proposals to cause a class of equity to become eligible for termination of registration pursuant to Section 12(g)(4).

                           None

Item 4(j)                  Plans/Proposals similar to any of the above.

                           None


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (a)      (i) Aggregate number of securities beneficially Owned: 177,231

                  (ii) Percentage of Class: 4.0

         (b) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 177,231

                  (ii) shared power to vote or to direct the vote:     0

                  (iii) sole power to dispose or to direct the disposition of:
                        177,231

                  (iv) shared power to dispose or to direct the disposition of:
                           0
                       ---------

                  (v) information required in Item 2 for persons where power is shared: ___N/A___

         (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less by the persons named in paragraph (a).

                  who effected transaction: The Emerging Markets Country Fund

TRANSACTION DATE     NO. OF     PRICE PER    TRANSACTION TYPE   WHERE AND HOW
                   SECURITIES   SECURITY                          TRANSACTED

   28-Jul-98         67,000       12.383          Sell           Market Sale

         (d)      Third party rights regarding dividends.
                  None

         (e) Date ceased to be beneficial owner of more than five percent. 28th July, 1998

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Copy of letter to the Board of the New South Africa Fund, Inc. detailing the Filer's shareholder proposal summarised in item 4(d) above.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 11th August, 1998
                                                         / s / P.R. O'Sullivan
                                                         -----------------------
                                                         Name: P.R. O'Sullivan
                                                         Title: Director